UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: July 2022

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Notice of Dividend Currency Exchange Rate, dated 22 July 2022

22 July 2022

Micro Focus International plc ("Micro Focus")
Notice of Dividend Currency Exchange Rate - 2022 Interim Dividend

On 22 June 2022 Micro Focus announced an interim dividend of 8.0 US cents per ordinary share for the half year ended 30 April 2022.

The following table sets out the currency exchange rate applicable to the dividend:

Dividend declared	Exchange Rate 1	Dividend per ordinary share in sterling

8.0 US cents per ordinary share	0.8364	6.69 pence

As mentioned in the announcement released on 22 June 2022, the interim dividend will be paid on 5 August 2022 to shareholders on the register as at 22 July 2022.

1 based on the average spot exchange rate over the five business days preceding this announcement.

Enquiries:

Micro Focus	Tel: +44 (0) 1635 565200
Stephen Murdoch, Chief Executive Officer	Investors@microfocus.com
Matt Ashley, Chief Financial Officer
Ben Donnelly, Head of Investor Relations
Brunswick	Tel: +44 (0) 20 7404 5959
Sarah West	MicroFocus@brunswickgroup.com
Jonathan Glass

About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is an enterprise software Company supporting the technology needs and challenges of customers globally. Our solutions help organisations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Within the Micro Focus Product Portfolio are the following product groups: Application Modernisation & Connectivity, Application Delivery Management, IT Operations Management, Security, and Information Management & Governance. For more information, visit: www.microfocus.com.

LEI: 213800F8E4X648142844

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 22 July 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer